

April 30, 2018

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: HomeStreet, Inc.
Additional Definitive Soliciting Materials filed by Blue Lion Opportunity
Master Fund, L.P. et al.
Filed April 26, 2018
File No. 1-35424

Dear Mr. Fetzer:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending the filings or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1. Please provide us with the legal basis for your implicit conclusion that HomeStreet was required to disclose the business relationship between Mr. Mason and the father of Mr. Smith and the related loan that you describe in both filings. To the extent you have no clear basis, please revise the filings accordingly.

2. Two of the three charts presented in your letter to shareholders include an asterisk by the title of the respective chart but no explanation as to the source of the information contained in the chart. Please revise.

*   *   *

Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3619, if you have any questions regarding our comments.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions